
13030166

Mail Processing Section
FEB 28 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68210 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mensura Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road NW, Suite 1600
(No. and Street)

| Atlanta | GA | 30305 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter S. Van Nort 404-446-2860
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

| 600 Peachtree Street, Suite 1900 | Atlanta | GA | 30308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EM 3/7/13

# OATH OR AFFIRMATION

I, Peter S. Van Nort, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mensura Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALEKSANDRA DETTMERING
MY COMMISSION
NOTARY
PUBLIC
EXPIRES
10-03-2016
FULTON COUNTY, GEORGIA


Notary Public

Signature

Principal/CFO/CCO/FinOp

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

# INDEPENDENT AUDITORS' REPORT

To the Manager and Member
Mensura Securities, LLC
Atlanta, Georgia

We have audited the accompanying financial statements of Mensura Securities, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mensura Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Frazier & Deeter, LLC

February 25, 2013

# MENSURA SECURITIES, LLC

***Statement of Financial Condition***

***December 31, 2012***

**Assets**

| | | |
|---|---|---|
| Cash | $ | 229,962 |
| Accounts receivable | | 39,378 |
| Prepaid expenses and other assets | | 9,384 |
| Property and equipment, net | | 8,992 |
| Total Assets | $ | 287,716 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Accounts payable | $ | 27,568 |
| Accrued expenses | | 2,678 |
| Total liabilities | | 30,246 |
| Commitments and contingencies | | |
| Member's equity | | 257,470 |
| Total Liabilities and Member's Equity | $ | 287,716 |

See notes to financial statements.

# MENSURA SECURITIES, LLC

***Statement of Operations***

***For the Year Ended December 31, 2012***

| | |
|---|---|
| Fee and placement income | $ 1,190,500 |
| Reimbursed expense income | 83,383 |
| Total operating income | 1,273,883 |
| Operating expenses: | |
| Selling, general, and administrative expense | 984,083 |
| Depreciation expense | 2,831 |
| Total operating expenses | 986,914 |
| Net income | $ 286,969 |

See notes to financial statements.

# MENSURA SECURITIES, LLC

***Statements of Member's Equity***

***For the Year Ended December 31, 2012***

| | | |
|---|---|---|
| Balance, December 31, 2011 | $ | 70,501 |
| Capital contributions | | 110,000 |
| Capital distributions | | (210,000) |
| Net income | | 286,969 |
| Member's equity, December 31, 2012 | $ | 257,470 |

See notes to financial statements.

# MENSURA SECURITIES, LLC

***Statement of Cash Flows***

***For the Year Ended December 31, 2012***

Increase (Decrease) in Cash

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 286,969 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 2,831 |
| Changes in assets and liabilities: | |
| Accounts receivable | (39,378) |
| Prepaid expenses and other assets | 985 |
| Accounts payable | 17,468 |
| Accrued expenses | (24,872) |
| Net cash provided by operating activities | 244,003 |
| Cash flows from financing activities: | |
| Capital contributions from member | 110,000 |
| Capital distributions to member | (210,000) |
| Net cash used in financing activities | (100,000) |
| Net increase in cash | 144,003 |
| Cash, beginning of year | 85,959 |
| Cash, end of year | $ 229,962 |

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

Mensura Securities, LLC, a limited liability company, (the Company) was formed in the State of Delaware on February 9, 2009. The Company is an investment consulting firm and provides transactional advisory services. The firm offers mergers and acquisitions advisory services as well as consulting services related to debt and equity securities offerings. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on December 23, 2009 and is a member of the Financial Industry Regulatory Authority.

From the Company's formation until October 14, 2010, the Company's sole member was Mensura Holdings, LLC (Mensura Holdings). On October 15, 2010 the ownership of Mensura Securities, LLC was distributed to the members of Mensura Holdings, which simultaneously contributed their ownership in Mensura Securities, LLC to Asidero Holdings, LLC (Asidero Holdings) which became the sole member. The Company's manager is Alexander Graham.

Mensura Holdings and Asidero Holdings are similarly owned and under common management control. As a limited liability company, member's limitation of liability is similar to that of a corporation.

The following accounting policies are presented to assist the reader in understanding the financial statements of the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Description of business and summary of significant accounting policies - continued:

Property and equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment range from three to seven years.

Revenue recognition

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and services related to debt and equity securities offerings. Fee income is earned upon completion of certain milestones or upon substantial completion of the consulting service. Placement income and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Reimbursed expense income is earned when the related expense is incurred and management determines expense is billable.

Accounts receivable and credit policies

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2012, there was no allowance for doubtful accounts.

Income taxes

The Company was formed as a limited liability company and is treated as a partnership for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the period ending December 31, 2009. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2012, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Note 1 - Description of business and summary of significant accounting policies - continued:

Concentration of credit risk

The Company maintains its cash in bank accounts that may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant risk on cash.

Subsequent events

The Company has evaluated subsequent events through February 25, 2013 which is the date these financial statements were issued.

Note 2 - Property and equipment:

Property and equipment consists of the following at December 31, 2012:

| | |
|---|---|
| Leasehold improvements | $ 2,001 |
| Furniture and fixtures | 8,563 |
| Office equipment | 545 |
| Computer hardware | 4,257 |
| | 15,366 |
| Less: Accumulated depreciation and amortization | (6,374) |
| | $ 8,992 |

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $199,716 which was $194,716 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.15 at December 31, 2012.

Note 4 - Related party transactions:

For the year ended December 31, 2012, Mensura Securities paid $40,200 for rent to Mensura Holdings for the Company's shared office space and recorded $19,375 of reimbursed expense income from Mensura Holdings and Mensura Capital, LLC, a whole-owned subsidiary of Mensura Holdings. As of December 31, 2012, the Company had no accounts receivable from related parties.

Note 5 - Major clients:

For the year ended December 31, 2012, the Company had revenues from two clients which accounted for 86% of total revenues.

# SUPPLEMENTAL INFORMATION

# MENSURA SECURITIES, LLC

***Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission***

***December 31, 2012***

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Total member's equity from statement of financial condition | $ | 257,470 |
| Deduct amounts not allowable for net capital | | - |
| Total member's equity qualified for net capital | | 257,470 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated borrowings | | 257,470 |
| Deductions and/or charges: | | |
| Total non-allowable assets | | (57,754) |
| Other deductions and/or charges | | - |
| Net capital before haircuts on securities positions (tentative net capital) | | 199,716 |
| Haircuts on securities | | - |
| Net capital | $ | 199,716 |

There is no difference in the Net Capital Calculation presented above and the FOCUS Part IIA for 12/31/12 that was provided to FINRA on 1/15/13

See independent auditors' report.

# MENSURA SECURITIES, LLC

***Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued***

***For the Year Ended December 31, 2012***

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Total liabilities from statement of financial condition | $ | 30,246 |
| Add: | | |
| Other unrecorded amounts | | - |
| Total aggregate indebtedness | $ | 30,246 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | | |
|---|---|---|
| Minimum net capital required | $ | 2,016 |
| Minimum dollar requirement | | 5,000 |
| Net capital requirement | | 5,000 |
| Excess net capital | | 194,716 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar requirement | $ | 193,716 |
| Percentage of aggregate indebtedness to net capital | | 15% |

See independent auditors' report.

# MENSURA SECURITIES, LLC

## *Schedule 2: Exemption from SEC Rule 15c3-3*

## *December 31, 2012*

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2)(i).

See independent auditors' report.

FD Frazier & Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Manager and Member
Mensura Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements of Mensura Securities, LLC (the Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding of securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, LLC

February 25, 2013



Member FINRA and SIPC



February 25, 2013

Frazier & Deeter, LLC
600 Peachtree Street, N.E.
Suite 1900
Atlanta, GA 30308

In connection with your engagement to apply agreed-upon procedures to Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, (Supplemental Report), we confirm, to the best of our knowledge and belief the following representations made to you during your engagement:

1. We are responsible for the preparation and presentation of the Supplemental Report in accordance with the instructions governing the preparation of Form SIPC-7.
2. As of December 31, 2012, the Supplemental Report is presented in accordance with the instructions governing the preparation of Form SIPC-7.
3. We are responsible for selecting the criteria and for determining that such criteria are appropriate for our purposes.
4. We have disclosed to you that there are no matters contradicting the Supplemental Report.
5. There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants relating to the Supplemental Report, including communications between December 31, 2012 and February 25, 2013.
6. We have made available all documentation and other information related to compliance with SIPC rules and regulations.
7. We have responded to all inquiries made to us by you during the engagement.
8. No events have occurred subsequent to December 31, 2012 that would require adjustment to or modification of the Supplemental Report.
9. We have performed an evaluation of the Company's compliance with the SIPC rules and regulations. There are no known instances of noncompliance.
10. Your report is intended solely for the information and use of the Member of Mensura Securities, LLC, management, the Securities and Exchange Commission, the SIPC, FINRA, and other regulatory agencies that rely on rule 17a-5(e) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

MENSURA SECURITIES, LLC 3060 Peachtree Rd. NW Suite 1600 Atlanta, GA 30305 phone 404.939.9099 fax 404.873.3414 www.mensurasecurities.com





Alex Graham

*Chief Executive Officer and President*

Peter S. Van Nort

*Chief Financial Officer*

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068210 FINRA DEC
MENSURA SECURITIES LLC 14*14
3060 PEACHTREE RD NW STE 1600
ATLANTA GA 30305-2259

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Peter S. Van Nort 404.939.9099

2. A. General Assessment (item 2e from page 2) $ 2,976

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,293 )
7/5/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,683

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,683

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,683

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mensura Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of February, 20 13.

Principal, CFO, CCO, FinOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,273,883 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Billed reimbursable expenses related to the securities business (Deductions in excess of $100,000 require documentation) | (83,383) |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | (83,383) |
| 2d. SIPC Net Operating Revenues | $ 1,190,500 |
| 2e. General Assessment @ .0025 | $ 2,976 (to page 1, line 2.A.) |


FD

Frazier & Deeter

CPAs & ADVISORS

# MENSURA SECURITIES, LLC

# FINANCIAL STATEMENTS

# DECEMBER 31, 2012

# MENSURA SECURITIES, LLC

# FINANCIAL STATEMENTS

# DECEMBER 31, 2012

# MENSURA SECURITIES, LLC

***Table of Contents***

***December 31, 2012***